VECTRUS, INC.

655 Space Center Drive

Colorado Springs, CO 80915

(719) 591-3600

September 4, 2014

VIA COURIER AND EDGAR

Re:	Vectrus, Inc.
Registration Statement on Form 10-12B
File No. 001-36341

Ms. Pamela Long

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Dear Ms. Long:

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, Vectrus, Inc. (the “Company”) hereby respectfully requests that the effective date of its Registration Statement on Form 10-12B (File No. 001-36341) be accelerated by the Securities and Exchange Commission (the “Commission”) to 1:00 p.m., New York City time, on September 8, 2014, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”’), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Caroline Gottschalk at 212-455-3523 or Arjun Koshal at 212-455-3379 of Simpson Thacher & Bartlett LLP, with written confirmation sent to the address listed on the cover of the Registration Statement.

Sincerely, Vectrus, Inc.

By:	/s/ Michele Tyler
	Name:	Michele Tyler
	Title:	Vice President, Chief Legal Officer and Corporate Secretary

cc:	Securities and Exchange Commission

Terence O’Brien

Asia Timmons-Pierce

Patricia Do

Simpson Thacher & Bartlett LLP

Caroline Gottschalk

Arjun Koshal

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